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                                                                       EXHIBIT 2



                        FOR IMMEDIATE RELEASE                   CONTACT:
                                                                A. Tracy Burton
                                                                (316) 634-0333


Press release issued by Advantage Companies, Inc.

Advantage Companies and THORN Americas sign Merger Agreement.



September 26, 1995; Wichita, Kansas. Advantage Companies, Inc. (NASDAQ:ADVG) today announced the signing of a formal Agreement and Plan of Merger for a subsidiary of THORN to acquire Advantage, a Delaware corporation that owns 100 percent of the outstanding stock of COMCOA, Inc. and AdvantEdge Rental Purchase, Inc. COMCOA is a THORN franchisee operating 98 Rent-A-Center stores in Florida, Alabama, Mississippi, and Georgia. AdvantEdge operates seven rental-purchase stores in Colorado and Indiana. Advantage and THORN previously announced a Letter of Intent pertaining to the merger on July 10, 1995.

The transaction, with a cash purchase price to the public shareholders of $18.50 per share of Advantage common stock, is subject to the vote of the shareholders of Advantage. Certain majority shareholders of Advantage have entered into an option agreement in which they will vote in favor of the sale of and grant THORN the option to purchase their security holdings at $17.50 per share. The Definitive Agreement sets a closing for January, 1996 and is subject to THORN's satisfaction with the financial performance and condition of Advantage.

In a separate development, the controlling shareholders of Tidewater Rental Corp., a privately held company affiliated with Advantage Companies, entered into a Stock Purchase Agreement for Tidewater to be acquired by THORN. Tidewater is a THORN franchisee, operating 20 Rent- A-Center stores in Virginia.

THORN Americas and its franchisees constitute the largest rental-purchase operation in the United States, currently with 1,236 Rent-A-Center stores in 49 states and the District of Columbia. THORN also operates 21 Rent-A-Centre stores in Canada, and 127 Remco stores in 16 states.

The reported closing price for Advantage common stock on Monday, September 25, 1995, was $17.50.